Filed by The PNC Financial Services Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 under the Securities Exchange Act of 1934, as amended Subject: The PNC Financial Services Group, Inc. Commission File Number: 001-09718 On September 8, 2025, the following communication was made available to employees of PNC. PNC Agreement to Acquire FirstBank Holding Company – Key Messages and Frequently Asked Questions • PNC today announced we have reached a definitive agreement to acquire FirstBank Holding Company, including its banking subsidiary FirstBank, headquartered in Lakewood, CO. • FirstBank, with $26.8 billion in assets (as of June 30, 2025), provides commercial and retail banking services across Colorado and Arizona. FirstBank operates 95 branches, with a leading presence in Colorado and a substantial presence in Arizona. • FirstBank’s strong presence in these fast-growing markets will reinforce PNC as a leading national bank in the United States. • PNC currently intends to retain all of FirstBank’s branches and FirstBank’s exceptional branch customer teams, ensuring continuity for customers, employees, and the communities that FirstBank serves. • This transaction will propel Colorado to one of PNC’s top markets nationwide, more than tripling PNC’s current branch network in the state to 120 branches – and advancing our Colorado growth plans by over a decade. Denver will become one of PNC’s largest markets for commercial and business banking, and PNC will assume the position as the top bank in Denver based on both retail deposit and branch share. • The transaction also will grow PNC’s presence in Arizona to more than 70 branches, adding 13 FirstBank branches. • PNC intends to expand its corporate and private banking franchises with the benefit of FirstBank’s local connectivity. • The addition of FirstBank is part of PNC’s strategy to scale its franchise through organic growth and strategic acquisitions. Over the last decade, PNC has consistently achieved double-digit revenue growth in new and acquired markets, bringing the best of PNC’s people, products and services to customers, including significant investments in branch expansion, marketing and technology. • FirstBank has a multi-generational commitment to supporting the communities in which it serves, including its presenting sponsorship of Colorado Gives Day, which has raised over $500 million for local nonprofits. PNC intends to build on and expand that tradition to improve quality of life and spur economic empowerment through strategic investments, community development loans, and employee volunteerism.

• Over the last three years, PNC’s Community Benefits Plan (CBP) has deployed more than $85 billion nationwide in support of affordable housing, economic development and small business, contributing $3.4 billion in Colorado and Arizona. • Last year, PNC extended $469 million nationally in community development loans and investments and deployed $2.5 billion to support affordable housing. • PNC Grow Up Great, a more than $500 million initiative to prepare children from birth to age 5 for success in school and life through high-quality, bilingual early childhood education programs and resources, has also fostered more than 1.2 million employee volunteer hours. • FirstBank’s straightforward, community-based model—anchored by regional leaders in local markets— mirrors PNC’s local approach to banking and will allow PNC to bring all the capabilities of a large national bank to FirstBank’s clients. PNC will honor FirstBank’s legacy, delivering an outstanding experience for customers and communities in Colorado and Arizona. • FirstBank’s Chief Executive Officer Kevin Classen will become PNC’s Colorado Regional President and Territory Leader for Mountain States, including Arizona and Utah, continuing to lead with local expertise and trusted relationships. • The transaction has been approved by the board of directors of both companies. It is expected to close in early 2026, subject to receipt of all required approvals and satisfaction of customary closing conditions. • Post-closing, FirstBank will be merged into PNC Bank, N.A. when PNC is prepared to convert FirstBank customers to the PNC platform with FirstBank branches assuming the PNC Bank name. • While integration strategy and execution will reside in the business and corporate function areas, an enterprise working group is being established to serve as a communication and collaboration forum to ensure all areas of PNC are aligned and to provide support as needed. More information about the integration leadership team will be forthcoming. • PNC has demonstrated a long history of success with prior acquisitions and a proven ability to grow acquired franchises. Our approach is to consistently put clients and employees at the forefront of our planning. • We are committed to a successful integration of FirstBank Holding Company and will share additional information and updates when possible. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication contains statements regarding PNC; FirstBank; the proposed transaction between PNC and FirstBank; future financial and operating results; benefits and synergies of the transaction; future opportunities for PNC; the issuance of common stock of PNC contemplated by the Agreement and Plan of Merger by and among PNC, FirstBank and Summit Merger Sub I, Inc. (the “Merger Agreement”); the expected filing by PNC with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of PNC and a proxy statement of FirstBank to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about PNC and its subsidiaries or related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. These forward-looking statements may include information about PNC’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and PNC’s future capital expenditures and dividends, future financial condition and changes therein, including changes in PNC’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for PNC’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on PNC’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement. These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions PNC currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of PNC’s control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of PNC, FirstBank or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to PNC’s business and to FirstBank’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of FirstBank’s business and operations into PNC, will be materially delayed or will be more costly or difficult than expected, or that PNC is otherwise unable to successfully integrate FirstBank’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of FirstBank, (5) the ability by each of PNC and FirstBank to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect PNC after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuance of additional shares of PNC’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against PNC before or after the transaction, or against FirstBank, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of PNC and FirstBank. PNC disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in PNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC, and other reports and statements PNC has filed with the SEC. Copies of the SEC filings for PNC may be downloaded from the Internet at no charge from https://investor.pnc.com. Additional Information about the Transaction and Where to Find It PNC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of PNC common stock to be issued to the shareholders of FirstBank in connection with the proposed transaction. The Registration Statement will include a Proxy Statement/Prospectus which will be sent to the shareholders of FirstBank in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PNC, FIRSTBANK AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from PNC at https://investor.pnc.com. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to The PNC Financial Services Group, Inc., The Tower at PNC Plaza, 300 Fifth Avenue Pittsburgh, Pennsylvania 15222-2401 Attention: Shareholder Services, (800) 982-7652 or to FirstBank Holding Company, 12345 W Colfax Ave, Lakewood, Colorado 80215, Attention: Stock Administrator, (303) 235-1331. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.